Microsoft Word 11.0.0000;http://schemas.microsoft.com/office/word/2003
/wordml013fSUB ITEM 77I


Effective April 18, 2008, MFS Inflation-Adjusted Bond Fund, a series of MFS Series Trust IX, converted Class R shares (if offered) and Class R2 shares to Class R3 shares, and, effective April 21, 2008, redesignated Class R3, Class R4, and Class R5, as Class R2, Class R3, and Class R4, respectively.